                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                                           Draft of June 6, 1996

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

               UNITED STATES SATELLITE BROADCASTING COMPANY, INC.
               --------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $.0001 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    912534104
                                 --------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 23 Pages
                             Exhibit Index: Page 17

                                  SCHEDULE 13D

CUSIP No. 912534104                                           Page 2 of 23 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Quantum Industrial Partners LDC

2    Check the Appropriate Box If a Member of a Group*
     a. /_/
     b. /X/

3    SEC Use Only

4    Source of Funds*

          WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /_/

6    Citizenship or Place of Organization

          Cayman Islands

               7      Sole Voting Power
  Number of                5,033,742
   Shares
Beneficially   8      Shared Voting Power
  Owned By                 0
    Each
  Reporting    9      Sole Dispositive Power
   Person                  5,033,742
    With
               10     Shared Dispositive Power
                           0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          5,033,742

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
          /X/

13   Percent of Class Represented By Amount in Row (11)
          28.90% (1)

14   Type of Reporting Person*
          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
- --------
(1)  See Item 5.

                                  SCHEDULE 13D

CUSIP No. 912534104                                           Page 3 of 23 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          QIH Management Investor, L.P.

2    Check the Appropriate Box If a Member of a Group*
          a. /_/
          b. /X/

3    SEC Use Only

4    Source of Funds*

          AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /_/

6    Citizenship or Place of Organization

          Delaware

               7    Sole Voting Power
  Number of              5,033,742
   Shares
Beneficially   8    Shared Voting Power
  Owned By               0
    Each
  Reporting    9    Sole Dispositive Power
   Person                5,033,742
    With
               10   Shared Dispositive Power
                         0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          5,033,742

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
          /X/

13   Percent of Class Represented By Amount in Row (11)
          28.90% (1)

14   Type of Reporting Person*
          PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
- --------
(1)  See Item 5.

                                  SCHEDULE 13D

CUSIP No. 912534104                                           Page 4 of 23 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          QIH Management, Inc.

2    Check the Appropriate Box If a Member of a Group*
          a. /_/
          b. /X/

3    SEC Use Only

4    Source of Funds*

          AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /_/

6    Citizenship or Place of Organization

          Delaware

               7   Sole Voting Power
  Number of             5,033,742
   Shares
Beneficially   8   Shared Voting Power
  Owned By              0
    Each
  Reporting    9   Sole Dispositive Power
   Person               5,033,742
    With
               10  Shared Dispositive Power
                        0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          5,033,742

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
          /X/

13   Percent of Class Represented By Amount in Row (11)
          28.90% (1)

14   Type of Reporting Person*
          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
- --------
(1)  See Item 5.

                                  SCHEDULE 13D

CUSIP No. 912534104                                           Page 5 of 23 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Mr. George Soros

2    Check the Appropriate Box If a Member of a Group*
          a. /_/
          b. /X/

3    SEC Use Only

4    Source of Funds*

          AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /_/

6    Citizenship or Place of Organization

          United States

               7    Sole Voting Power
  Number of              5,033,742
   Shares
Beneficially   8    Shared Voting Power
  Owned By               0
    Each
  Reporting    9    Sole Dispositive Power
   Person                5,033,742
    With
               10   Shared Dispositive Power
                         0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          5,033,742

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
          /X/

13   Percent of Class Represented By Amount in Row (11)
          28.90% (1)

14   Type of Reporting Person*
          IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
- --------
(1)  See Item 5.

                                  SCHEDULE 13D

CUSIP No. 912534104                                           Page 6 of 23 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Tivadar Charitable Lead Trust
          9/30/82 By George Soros As Grantor

2    Check the Appropriate Box If a Member of a Group*
          a. /_/
          b. /X/

3    SEC Use Only

4    Source of Funds*

          WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /_/

6    Citizenship or Place of Organization
          United States

               7    Sole Voting Power
  Number of              1,473,575
   Shares
Beneficially   8    Shared Voting Power
  Owned By               0
    Each
  Reporting    9    Sole Dispositive Power
   Person                1,473,575
    With
               10   Shared Dispositive Power
                         0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,473,575

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
          /X/

13   Percent of Class Represented By Amount in Row (11)
          10.56% (1)

14   Type of Reporting Person*
          00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
- --------
(1)  See Item 5.

                                  SCHEDULE 13D

CUSIP No. 912534104                                           Page 7 of 23 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Stanley F. Druckenmiller

2    Check the Appropriate Box If a Member of a Group*
          a. /_/
          b. /X/

3    SEC Use Only

4    Source of Funds*

          PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /_/

6    Citizenship or Place of Organization

          UNITED STATES

               7    Sole Voting Power
  Number of              705,825
   Shares
Beneficially   8    Shared Voting Power
  Owned By               0
    Each
  Reporting    9    Sole Dispositive Power
   Person                705,825
    With
               10   Shared Dispositive Power
                         0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
          705,825

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
          /X/

13   Percent of Class Represented By Amount in Row (11)
          5.35% (1)

14   Type of Reporting Person*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
- --------
(1)  See Item 5.

                                                              Page 8 of 23 Pages


ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares of Class A Common Stock, $.0001 par value (the "Shares"), of United States Satellite Broadcasting Company, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 3415 University Avenue, St. Paul, Minnesota 55114. This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report that each of the Reporting Persons may be deemed to have the right to acquire more than 5% of the Shares within 60 days of the date hereof, through conversion into Shares, on or after July 30, 1996, of shares of common stock of the Issuer (the "Common Stock"), which are currently held for the accounts of three of the Reporting Persons.


ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

   (i)    Quantum Industrial Partners LDC ("QIP");

   (ii)   QIH Management Investor, L.P. ("QIHMI");

   (iii)  QIH Management, Inc. ("QIH Management");

   (iv)   George Soros ("Mr. Soros");

   (v) Tivadar Charitable Lead Trust Dated 9/30/82, By George Soros As Grantor ("Tivadar"); and

   (vi)   Stanley F. Druckenmiller ("Mr. Druckenmiller").

                              THE REPORTING PERSONS

QIP, QIHMI, QIH Management and Mr. Soros (collectively, the "Quantum Entities")

          QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the identity and background of the directors and officers of QIP is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          The majority of the outstanding shares of QIP are held by Quantum Industrial Holdings Ltd., a British Virgin Islands international business company. QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole

                                                              Page 9 of 23 Pages


shareholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of securities (including Shares) held for the account of QIP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

          Mr. Soros, a United States citizen, is the sole shareholder and person ultimately in control of QIH Management. The principal occupation of Mr. Soros is the direction of the activities of Soros Fund Management ("SFM"), a private investment firm, a function which is carried out in his capacity as sole proprietor at its offices located at 888 Seventh Avenue, New York, New York 10106. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex B hereto, which is incorporated by reference in response to this Item 2. Pursuant to regulations promulgated under
Section 13(d) of the Act, Mr. Soros (as the sole shareholder and the person ultimately in control of QIH Management, the sole general partner of QIHMI) may be deemed a beneficial owner of securities (including Shares) held for the account of QIP.

Tivadar

          Tivadar is a charitable lead trust created by Mr. Soros, as grantor, on September 30, 1982 for the benefit of charitable donees and members of his family. The principal address of Tivadar is 203 River Edge Road, Tenafly, New Jersey 07670. Mr. Michael C. Neus ("Mr. Neus") serves as the sole trustee for Tivadar, which is governed by the laws of the State of New York. The principal occupation of Mr. Neus, a United States citizen, is as an attorney, a function which is carried out in his capacity as Assistant General Counsel of SFM at its principal office located at 888 Seventh Avenue, New York, New York 10106.

Stanley F. Druckenmiller

          The principal occupation of Mr. Druckenmiller, a United States citizen, is as an investment manager, a function which is carried out in his capacity as a Managing Director of SFM at its principal office located at 888 Seventh Avenue, New York, New York 10106, and as the managing member of Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company with its principal office at 2579 Washington Road, Pittsburgh, Pa. 15241.

          During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                                                             Page 10 of 23 Pages


          As of January 31, 1996, pursuant to a plan of recapitalization adopted by the Board of Directors of the Issuer on November 27, 1995 (the "Plan"), among other things, Subordinated Promissory Notes of the Issuer held by QIP, Tivadar and Mr. Druckenmiller were converted into shares of Common Stock, resulting in QIP owning 4,941,150 shares of Common Stock (convertible into 4,941,150 Shares on or after July 30, 1996), Tivadar owning 1,473,575 shares of Common Stock (convertible into 1,473,575 Shares on or after July 30, 1996) and Mr. Druckenmiller owning 705,825 shares of Common Stock (convertible into 705,825 Shares on or after July 30, 1996). In addition, on January 31, 1996, QIP acquired 92,592 Shares.

          The securities of the Issuer held for the accounts of QIP, Tivadar and Mr. Druckenmiller may be held through margin accounts maintained with brokers, which extend margin credit to QIP, Tivadar and Mr. Druckenmiller as and when required to open or carry positions in their respective margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in such margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in the respective accounts.


ITEM 4.   PURPOSE OF TRANSACTION.

          QIP acquired all of the Shares held in its account for investment purposes. QIP, Tivadar and Mr. Druckenmiller acquired all of the Common Stock (which may be converted into Shares on or after July 30, 1996) held in their individual accounts for investment purposes and pursuant to the terms of the Plan. None of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time (in accordance with the limitations on transfer described in Item 6) or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


          (a) (i) The aggregate number of Shares of which the Quantum Entities may be deemed the beneficial owners is 5,033,742 (approximately 28.90% of the total number of Shares which would be outstanding assuming conversion of all of the shares of Common Stock held for the account of QIP). This number consists of
(i) 92,592 Shares held for the account of QIP and (ii) 4,941,150 Shares issuable upon conversion of the 4,941,150 shares of Common Stock held for the account of QIP. Assuming conversion of all shares of Common Stock held by all persons into Shares, Shares that may be deemed beneficially owned by the Quantum Entities would represent 5.60% of the then outstanding Shares.

          The filing of this statement by the Quantum Entities with the inclusion elsewhere in this statement of information concerning Shares held for the accounts of persons other than the Quantum Entities shall not be construed as an admission that the Quantum Entities are part of a group for purposes of
Section 13(d) of the Act or that any of the Quantum Entities is a beneficial owner of the

                                                             Page 11 of 23 Pages


Shares held by such other persons. The Quantum Entities hereby expressly disclaim (1) any group status for Section 13(d) purposes and (2) beneficial ownership of any Shares beneficially owned by such other persons.

          (ii) The aggregate number of Shares of which Tivadar may be deemed the beneficial owner is 1,473,575 (approximately 10.56% of the total number of Shares which would be outstanding assuming conversion of all of the shares of Common Stock held for the account of Tivadar). This number consists of 1,473,575 Shares issuable upon conversion of the 1,473,575 shares of Common Stock held for the account of Tivadar. Assuming conversion of all shares of Common Stock held by all persons into Shares, Shares that may be deemed beneficially owned by Tivadar would represent 1.64% of the then outstanding Shares.

          The filing of this statement by Tivadar with the inclusion elsewhere in this statement of information concerning Shares held for the accounts of persons other than Tivadar shall not be construed as an admission that Tivadar is part of a group for purposes of Section 13(d) of the Act or that Tivadar is a beneficial owner of the Shares held by such other persons. Tivadar hereby expressly disclaims (1) any group status for Section 13(d) purposes and (2) beneficial ownership of any Shares beneficially owned by such other persons.

          (iii) The aggregate number of Shares of which Mr. Druckenmiller may be deemed the beneficial owner is 705,825 (approximately 5.35% of the total number of Shares which would be outstanding assuming conversion of all of the shares of Common Stock held by Mr. Druckenmiller). This number consists of the 705,825 Shares issuable upon conversion of the 705,825 shares of Common Stock currently held by Mr. Druckenmiller. Assuming conversion of all shares of Common Stock held by all persons into Shares, Shares that may be deemed beneficially owned by Mr. Druckenmiller would represent 0.79% of the then outstanding Shares.

          The filing of this statement by Mr. Druckenmiller with the inclusion elsewhere in this statement of information concerning Shares held for the accounts of persons other than Mr. Druckenmiller shall not be construed as an admission that Mr. Druckenmiller is part of a group for purposes of Section 13(d) of the Act or that Mr. Druckenmiller is a beneficial owner of the Shares held by such other persons. Mr. Druckenmiller hereby expressly disclaims (1) any group status for Section 13(d) purposes and (2) beneficial ownership of any Shares beneficially owned by such other persons.

          Other Managing Directors of SFM, in the aggregate, hold 114,450 Shares (approximately 0.92% of the total number of Shares outstanding) for their personal accounts. Each of such Managing Directors hereby expressely disclaims (1) any group status for Section 13(d) purposes and (2) beneficial ownership of any Shares beneficially owned by such other persons. Each
Reporting Person expressly disclaims beneficial ownership of any Shares not directly held for their individual accounts or over which they do not have voting or investment discretion.

          (b) (i) QIP has the sole power to direct the voting and disposition of the securities of the Issuer (including the Shares issuable upon conversion of the Common Stock) that it holds directly. Each of QIHMI, QIH Management and Mr. Soros may be deemed to have sole power to direct the voting

                                                             Page 12 of 23 Pages


and disposition of the securities of the Issuer (including the Shares issuable upon conversion of the Common Stock) held by QIP.

          (ii) The power to direct the disposition and voting of the Shares issuable upon conversion of the Common Stock held by Tivadar is vested in Mr. Neus, as sole trustee of Tivadar.

          (iii) Mr. Druckenmiller holds the sole power to direct the disposition and voting of the Shares issuable upon conversion of the Common Stock held by him.

          (c) There have been no transactions in the Shares effected since April 7, 1996 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) The shareholders of QIP have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) held for the account of QIP in accordance with their ownership interest in QIP.

          (ii) The beneficiaries of Tivadar, which include charitable donees and family members of Mr. Soros, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) held for the account of Tivadar in accordance with the terms of the trust.

          (iii) Mr. Druckenmiller has the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) held by him.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As of February 1, 1996, QIP, Tivadar and Mr. Druckenmiller, among others, each signed a Lock-Up Letter Agreement (collectively, the "Lock-Up Agreements"), copies of each of which are attached as Exhibits A, B and C hereto. Under the Lock-Up Agreements, each of QIP, Tivadar and Mr. Druckenmiller are not permitted to transfer the Common Stock (or Shares) held in their respective accounts until July 30, 1996. In addition, the Second Restatement of the Articles of Incorporation of the Issuer (the "Articles"), contains provisions which could be deemed to have the effect of restricting the conversion and transfer of the Common Stock until July 30, 1996. Other than the Lock-up Agreement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

          From time to time, QIP, Tivadar and Mr. Druckenmiller may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

                                                             Page 13 of 23 Pages


However, pursuant to the terms of the Lock-Up Agreements, this type of transaction may not occur until after July 30, 1996.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (a) Lock-Up Letter Agreement, dated February 1, 1996, executed by Quantum Industrial Partners LDC.

          (b) Lock-Up Letter Agreement, dated February 1, 1996, executed by Tivadar Charitable Lead Trust.

          (c) Lock-Up Letter Agreement, dated February 1, 1996, executed by Stanley F. Druckenmiller.

          (d) Joint Filing Agreement, dated as of June 6, 1996, by and among Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros, Tivadar Charitable Lead Trust and Mr. Stanley F. Druckenmiller.


          (e) Power of Attorney dated May 23, 1996 granted by Quantum Industrial Partners LDC in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus.

          (f) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean Warren.

                                                             Page 14 of 23 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 6, 1996                  QUANTUM INDUSTRIAL PARTNERS LDC

                                     By:/s/ Sean C. Warren
                                        ----------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact

Date:  June 6, 1996                  QIH MANAGEMENT INVESTOR, L.P.

                                     By: QIH MANAGEMENT, INC., general partner

                                         By:/s/ Sean C. Warren
                                            ------------------------
                                            Sean C. Warren
                                            Vice President

Date:  June 6, 1996                  QIH MANAGEMENT, INC.

                                     By:/s/ Sean C. Warren
                                        ----------------------------
                                        Sean C. Warren
                                        Vice President

Date:  June 6, 1996                  GEORGE SOROS


                                     By:/s/ Sean C. Warren
                                        ----------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact

Date:  June 6, 1996                  TIVADAR CHARITABLE LEAD TRUST

                                     By:/s/ Michael C. Neus
                                        ----------------------------
                                        Michael C. Neus
                                        Sole Trustee


Date:  June 6, 1996                  /s/ Stanley F. Druckenmiller
                                     -------------------------------
                                     Stanley F. Druckenmiller

                                                             Page 15 of 23 Pages


                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

 Name/Title/Citizenship          Principal Occupation       Business Address
 ----------------------          --------------------       ----------------

Curacao Corporation             Managing Director of      Kaya Flamboyan 9
  Company N.V.                  Netherlands Antilles      Curacao,
    Managing Director           corporations              Netherlands Antilles
    (Netherlands Antilles)


Inter Caribbean Services        Administrative services   Citco Building
 Limited                                                  Wickhams Cay
   Secretary                                              Road Town
   (British Virgin Islands)                               Tortola
                                                          British Virgin Islands

                                                             Page 16 of 23 Pages


                                    ANNEX B


          The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                           Scott K. H. Bessent
                           Walter Burlock
                           Stanley Druckenmiller
                           Jeffrey L. Feinberg
                           Arminio Fraga
                           Gary Gladstein
                           Robert K. Jermain
                           David N. Kowitz
                           Elizabeth Larson
                           Alexander C. McAree
                           Paul McNulty
                           Gabriel S. Nechamkin
                           Steven Okin
                           Dale Precoda
                           Lief D. Rosenblatt
                           Mark D. Sonnino
                           Filiberto H. Verticelli
                           Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                             Page 17 of 23 Pages


                               INDEX OF EXHIBITS


  EXHIBIT                                                                PAGE
  -------                                                                ----

     A Lock-up Letter Agreement, dated February 1, 1996, executed by Quantum Industrial Partners LDC

     B Lock-up Letter Agreement, dated February 1, 1996, executed by Tivadar Charitable Lead Trust

     C Lock-up Letter Agreement, dated February 1, 1996, executed by Mr. Stanley F. Druckenmiller

     D Joint Filing Agreement, dated as of May 16, 1996, by and among Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros, Tivadar Charitable Lead Trust and Stanley F. Druckenmiller

     E    Power of Attorney dated May 23, 1996 granted by Quantum
          Industrial Partners LDC in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus

     F    Power of Attorney dated April 16, 1996, granted by Mr.
          George Soros in favor of Mr. Sean Warren

                                                             Page 18 of 23 Pages


                                    EXHIBIT A

                                                                February 1, 1996
United States Satellite
  Broadcasting Company, Inc.
3415 University Avenue
St. Paul, MN 55144

CS First Boston Corporation
Goldman, Sachs & Co.,
Invemed Associates, Inc.
Schroder Wertheim & Co. Incorporated
As Representatives of the Several Underwriters
  c/o CS First Boston Corporation
  Park Avenue Plaza
  New York, NY 10055


Dear Sirs:

As an inducement to the Underwriters and Managers to execute the Underwriting and/or Subscription Agreement, pursuant to which an offering will be made that is intended to result in the establishment of a public market for the Class A Common Stock (the "Class A Common Stock") of United States Satellite Broadcasting Company, Inc. (the "Company"), the undersigned hereby agrees that, for a period of 180 days after the initial public offering (the "Commencement Date") of the Class A Common Stock, pursuant to the Underwriting and/or Subscription Agreement to which you are or expect to become parties, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or any other equity securities of the Company (collectively, "USSB Equity Securities") or securities convertible into or exchangeable or exercisable for any shares of USSB Equity Securities, or publicly disclose the intention to make any such offer, sale, pledge or disposal without the prior written consent of CS First Boston Corporation; provided, that the foregoing shall not apply to any shares of Class A Common Stock purchased after such offering or in the public market.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of USSB Equity Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersgined and the respective successors, heirs, personal representatives and assigns of the undersigned. This Agrement shall lapse and become null and void if the Commencement Date shall not have occurred on or before March 31, 1996.




                                        Very truly yours,
                                        QUANTUM INDUSTRIAL PARTNERS LDC


                                        -------------------------------
                                        By: Michael C. Neus
                                        Title: Attorney-in-fact

                                                             Page 19 of 23 Pages


                                    EXHIBIT B
                                                                February 1, 1996

United States Satellite
  Broadcasting Company, Inc.
3415 University Avenue
St. Paul, MN 55144

CS First Boston Corporation
Goldman, Sachs & Co.,
Invemed Associates, Inc.
Schroder Wertheim & Co. Incorporated
As Representatives of the Several Underwriters
  c/o CS First Boston Corporation
  Park Avenue Plaza
  New York, NY 10055


Dear Sirs:

As an inducement to the Underwriters and Managers to execute the Underwriting and/or Subscription Agreement, pursuant to which an offering will be made that is intended to result in the establishment of a public market for the Class A Common Stock (the "Class A Common Stock") of United States Satellite Broadcasting Company, Inc. (the "Company"), the undersigned hereby agrees that, for a period of 180 days after the initial public offering (the "Commencement Date") of the Class A Common Stock, pursuant to the Underwriting and/or Subscription Agreement to which you are or expect to become parties, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or any other equity securities of the Company (collectively, "USSB Equity Securities") or securities convertible into or exchangeable or exercisable for any shares of USSB Equity Securities, or publicly disclose the intention to make any such offer, sale, pledge or disposal without the prior written consent of CS First Boston Corporation; provided, that the foregoing shall not apply to any shares of Class A Common Stock purchased after such offering or in the public market.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of USSB Equity Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersgined and the respective successors, heirs, personal representatives and assigns of the undersigned. This Agrement shall lapse and become null and void if the Commencement Date shall not have occurred on or before March 31, 1996.


                                        Very truly yours,

                                        TIVADAR CHARITABLE LEAD TRUST


                                        -------------------------------
                                        By: Michael C. Neus, Sole Trustee

                                                             Page 20 of 23 Pages


                                    EXHIBIT C

                                                                February 1, 1996
United States Satellite
  Broadcasting Company, Inc.
3415 University Avenue
St. Paul, MN 55144

CS First Boston Corporation
Goldman, Sachs & Co.,
Invemed Associates, Inc.
Schroder Wertheim & Co. Incorporated
As Representatives of the Several Underwriters
  c/o CS First Boston Corporation
  Park Avenue Plaza
  New York, NY 10055


Dear Sirs:

As an inducement to the Underwriters and Managers to execute the Underwriting and/or Subscription Agreement, pursuant to which an offering will be made that is intended to result in the establishment of a public market for the Class A Common Stock (the "Class A Common Stock") of United States Satellite Broadcasting Company, Inc. (the "Company"), the undersigned hereby agrees that, for a period of 180 days after the initial public offering (the "Commencement Date") of the Class A Common Stock, pursuant to the Underwriting and/or Subscription Agreement to which you are or expect to become parties, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or any other equity securities of the Company (collectively, "USSB Equity Securities") or securities convertible into or exchangeable or exercisable for any shares of USSB Equity Securities, or publicly disclose the intention to make any such offer, sale, pledge or disposal without the prior written consent of CS First Boston Corporation; provided, that the foregoing shall not apply to any shares of Class A Common Stock purchased after such offering or in the public market.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of USSB Equity Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersgined and the respective successors, heirs, personal representatives and assigns of the undersigned. This Agrement shall lapse and become null and void if the Commencement Date shall not have occurred on or before March 31, 1996.


                                        Very truly yours,




                                        -------------------------------
                                        Name: Stanley F. Druckenmiller

                                                             Page 21 of 23 Pages


                                    EXHIBIT D

                             JOINT FILING AGREEMENT


          The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of United States Satellite Broadcasting Company, Inc. dated June 6, 1996 is, and any amendments thereto signed by each of the undersigned shall be , filed on behalf of each of us pursuant to an in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.


Date:  June 6, 1996                  QUANTUM INDUSTRIAL PARTNERS LDC

                                     By:/s/ Sean C. Warren
                                        ----------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact

                                     QIH MANAGEMENT INVESTOR, L.P.

                                     By: QIH MANAGEMENT, INC., general partner

                                         By:/s/ Sean C. Warren
                                            ------------------------
                                            Sean C. Warren
                                            Vice President

                                     QIH MANAGEMENT, INC.

                                     By:/s/ Sean C. Warren
                                        ----------------------------
                                        Sean C. Warren
                                        Vice President

                                     GEORGE SOROS


                                     By:/s/ Sean C. Warren
                                        ----------------------------
                                        Sean C. Warren
                                        Attorney-in-Fact

                                     TIVADAR CHARITABLE LEAD TRUST

                                     By:/s/ Michael C. Neus
                                        ----------------------------
                                        Michael C. Neus

                                        Sole Trustee


                                     -------------------------------
                                     Stanley F. Druckenmiller

                                                             Page 22 of 23 Pages


                                    EXHIBIT E

                         QUANTUM INDUSTRIAL PARTNERS LDC
                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that the undersigned QUANTUM INDUSTRIAL
PARTNERS LDC (the "Company"), an exempted limited duration company existing and operating under the laws of the Cayman Islands does, pursuant to a duly adopted resolution of its Managing Director, hereby designate, constitute and appoint:

                  GARY GLADSTEIN, SEAN WARREN and MICHAEL NEUS

acting, singly and not jointly, as its true and lawful agent and attorney in fact for the purpose of executing in its name, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

Each attorney-in-fact is hereby authorized and empowered to perform all other acts and deeds, which he or she in his or her sole discretion deems necessary or appropriate to carry out to the fullest extent the terms and the intent of the foregoing. All prior acts of each attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

IN WITNESS WHEREOF, the Company has caused this document to be execute this 23rd day of May, 1996.


                                    QUANTUM INDUSTRIAL PARTNERS LDC


                                    -------------------------------------------
                                    Curacao Corporation Company N.V.
                                           Managing Director

                                                             Page 23 of 23 Pages

                                    EXHIBIT F

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint SEAN C. WARREN as my agent and attorney in fact for the purpose of executing in my name, in my personal capacity or in my capacity as sole proprietor of Soros Fund Management all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument this 16th day of April, 1996.



                                               /s/ George Soros
                                               ---------------------
                                               GEORGE SOROS